UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009713

March 1, 2004

Allen C. Goolsby
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219-4074

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: Massey Energy Company
Incoming letter dated January 20, 2004

Dear Mr. Goolsby:

This is in response to your letters dated January 20, 2004 and February 18, 2004 concerning the shareholder proposal submitted to Massey Energy by Amalgamated Bank LongView SmallCap 600 Index Fund. We also have received a letter on the proponent's behalf dated February 9, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn
Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Ave., NW
Suite 350
Washington, D.C. 20015

37748

HUNTON
WILLIAMS

RECEIVED
2004 JAN 29 PM 5:03
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ALLEN C. GOOLSBY
DIRECT DIAL: 804-788-8289
EMAIL: agoolsby@hunton.com

January 20, 2004

FILE NO: 24705.1

By Hand

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Request by Massey Energy Company
to Exclude the Stockholder Proposal
of Amalgamated Bank LongView SmallCap 600 Index Fund

Ladies and Gentlemen:

On behalf of our client, Massey Energy Company, a Delaware corporation (the "Company"), we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm, for the reasons set forth below, that (1) the Company may exclude the stockholder proposal and supporting statement (the "Stockholder Proposal") submitted by Cornish F. Hitchcock on behalf of the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Proponent") in its letter to the Company, dated December 29, 2003, from the proxy statement and form of proxy (together, the "Proxy Materials") to be distributed to the Company's stockholders in connection with the Company's annual meeting of stockholders, which is currently scheduled to be held on or about May 18, 2004 (the "Annual Meeting"), and (2) the Staff will not recommend any enforcement action if the Company excludes the Stockholder Proposal from the Proxy Materials. A copy of the Stockholder Proposal is enclosed with this letter as Attachment A.

Pursuant to Rule 14a-8(j)(2), enclosed on behalf of the Company are six copies of (1) this letter, (2) the Stockholder Proposal and (3) the legal opinion of Richards, Layton & Finger, P.A., special Delaware counsel to the Company, with respect to those reasons for exclusion stated in this letter that are based on matters of Delaware law, the law under which the Company is incorporated. Also in accordance with Rule 14a-8(j)(1), a copy of this letter and its attachments are being sent to the Proponent as notice to the Proponent of the Company's intent to exclude the Stockholder Proposal from the Proxy Materials.

Summary of the Stockholder Proposal

The Stockholder Proposal resolves that the Restated Bylaws of the Company, as amended as of August 1, 2002 (the "Bylaws"), be amended to require that the Board of Directors of the Company (the "Board of Directors" or the "Board") seek stockholder approval of certain types of severance agreements with the Company's senior executive officers absent approval by the Company's stockholders. The text of the resolution is as follows:

> "RESOLVED: That the shareholders of Massey Energy Company ('Massey Energy' or the 'Company') hereby amend the Company's Bylaws to add the following Section 4.05 to Article IV:
>
> > 'Section 4.05 Shareholder Approval of Certain Executive Severance Agreements. The Board of Directors shall seek shareholder approval of severance agreements with senior executive officers that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. "Severance agreements" include employment agreements containing severance provisions; retirement agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive. If the Board finds that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to severance agreements adopted after that date.'"

Reasons for Excluding the Stockholder Proposal

We believe the Stockholder Proposal may properly be excluded from the Proxy Materials for the following reasons:

(a) pursuant to Rule 14a-8(i)(2), because the Stockholder Proposal, if implemented, would be invalid under Delaware law; and

(b) pursuant to Rule 14a-8(i)(3), because the statement supporting the Stockholder Proposal is false and misleading.

I. The Stockholder Proposal may properly be excluded from the Proxy Materials because, if implemented, it would be invalid under Delaware law (Rule 14a-8(i)(2)).

A stockholder proposal may properly be excluded from a company's proxy materials pursuant Rule 14a-8(i)(2) if it "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." We believe that the Stockholder Proposal may properly be excluded from the Proxy Materials for this reason. In addition, we have attached hereto as Attachment B a copy of the legal opinion of Richards, Layton & Finger, P.A., special Delaware counsel to the Company, to the effect that the Stockholder Proposal, if adopted, would violate Delaware law.

A. The Stockholder Proposal violates Delaware law by impermissibly delegating the power of the Board of Directors to manage the business and affairs of the Company.

As a Delaware corporation, the Company is subject to the General Corporation Law of the State of Delaware (the "DGCL"). A fundamental concept of the DGCL is that the board of directors, not the stockholders, has the authority to manage the business and affairs of the corporation. Implicit in, and critical to, the management of the business and affairs of a Delaware corporation is the concept that the board of directors, not the stockholders, has the authority and responsibility to determine matters related to executive hiring, retention and compensation, including severance agreements. The Stockholder Proposal, if adopted, would amend the Bylaws to limit the Board of Directors' authority to manage the business and affairs of the Company by prohibiting the Board from exercising its discretion to enter into employment agreements or arrangements that could, in specified circumstances, provide benefits to senior executive officers in excess of a certain threshold without stockholder approval, regardless of the facts and circumstances then existing. Accordingly, the Stockholder Proposal would amount to an impermissible delegation of the Board's powers to the Company's stockholders and, therefore, would violate not only this fundamental concept but also several sections of the DGCL that govern the authority of the Board to manage the business and affairs of the Company.

Section 141(a) of the DGCL vests in the board of directors the management of the business and affairs of the corporation. Specifically, Section 141(a) of the DGCL provides that that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the discretion of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Significantly, as specified in Section 141(a) of the DGCL, any exception to this general rule must be set forth in the DGCL or the corporation's certificate of incorporation. As discussed below, the DGCL specifically entrusts to the board of directors the broad power with respect to matters related to compensation. Moreover, the Certificate of Incorporation does not provide for the management of the business and affairs of the Company by persons other than the Board of Directors. Thus, the Board of Directors possesses the full power and authority to manage the business and affairs of the Company under the DGCL.[1] Because the Stockholder Proposal indisputably would limit the Board's authority with respect to severance terms, which often are a critical element of executive retention and compensation, the Stockholder Proposal, if adopted, would violate Delaware law by interfering with the Board's full statutory authority under Section 141(a) of the DGCL to manage the business and affairs of the Company.

Section 122(5) of the DGCL provides that "[e]very corporation created under this chapter shall have power to appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." Moreover, Section 122(15) of the DGCL authorizes a corporation to "[p]ay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers, and employees, and for any or all of the directors, officers and employees of its subsidiaries." Because the Stockholder Proposal would restrict the Board's ability to enter into certain severance agreements with its senior executive officers, which implicitly involves compensation of such officers, including offering them stock or options as a component of their compensation, the Stockholder Proposal, if adopted, would encroach upon the Board's authority under Sections 122(5) and 122(15) of the DGCL.

Section 152 of the DGCL (along with Sections 141 and 153 of the DGCL) requires that any issuance of stock by a corporation be duly authorized by its board of directors. Among other things, Section 152 of the DGCL states that "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine. . . . [T]he judgment of the directors as to the value of such consideration shall be conclusive." Section 153(a) of the DGCL provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." The Certificate of Incorporation does not confer any powers on

[1] Section 3.01 of the Bylaws confirms this by providing that "[t]he property, business and affairs of the Corporation shall be managed by the Board."

the stockholders with respect to the issuance of stock or options, which are implicated by the Stockholder Proposal.

Section 157 of the DGCL permits only the board, not the stockholders, to approve the instruments evidencing rights and options. The various subsections confirm this result. Section 157(a) of the DGCL provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." Section 157(b) of the DGCL provides that the terms of the stock options shall either be as stated in the certificate of incorporation or in a resolution of the board, not the stockholders. Section 157(b) of the DGCL further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration. . . for the issuance of such rights or options shall be conclusive." Indeed, stockholders are nowhere mentioned in Section 157 of the DGCL.

As a matter of Delaware law, only the Board has the authority to consider, evaluate and make determinations with respect to the compensation matters that are the subject of the Stockholder Proposal. Because the Stockholder Proposal seeks to restrict the Board's ability to compensate senior executives, it would violate Delaware law, which provides that directors generally have "sole authority" to set compensation levels within their discretion. Similarly, the Stockholder Proposal would impinge upon the powers of the Board with respect to the issuance, sale or similar disposition of the Company's stock and/or options under Sections 152, 153 and 157 of the DGCL. When coupled with Section 141 of the DGCL, the Board possesses exclusive powers and duties as to both the extent and method of compensation with respect to its officers pursuant to Sections 152, 153 and 157 of the DGCL. Any attempt to limit or delegate these powers would be invalid under Delaware law.

B. The Stockholder Proposal violates the bylaw amendment provisions of Delaware law.

Generally under Delaware law, the stockholders of a Delaware corporation have the power to amend the corporation's bylaws. This power, however, is specifically limited by Section 109(b) of the DGCL, which states that "[t]he bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." The Stockholder Proposal, because it purports amend to the Bylaws, must comply with Section 109 of the DGCL. As discussed above, the Stockholder Proposal, if adopted, would limit the Board's ability to manage the business and affairs of the Company in violation of Delaware law. As a result, the proposed Bylaw would be impermissible under Section 109(b) of the DGCL.[2]

The Staff has confirmed that where a proposed bylaw amendment, if implemented, would violate Delaware law, the company may properly exclude the proposal pursuant to Rule 14a-8(i)(2). See, e.g., Atlas Air Worldwide Holdings, Inc. (publicly available April 5, 2002) (proposal requesting adoption of a bylaw to prohibit adoption of any stockholder rights plan without prior stockholder approval and to require redemption of any existing rights plan may be excluded from the proxy statement); Toys "R" Us, Inc. (publicly available April 2, 2002) (proposal requesting adoption of a bylaw to prohibit adoption of any stockholder rights plan without prior stockholder approval and to require redemption of any existing rights plan may be excluded from the proxy statement); Mattel, Inc. (publicly available March 25, 2002) (proposal requesting adoption of a bylaw to prevent implementing or maintaining of a stockholder rights plan without prior approval of a majority of stockholders may be excluded from proxy statement); and General Dynamics Corp. (publicly available March 5, 2001) (proposal requesting adoption of a bylaw to prevent implementing or maintaining of a stockholder rights plan without prior stockholder approval may be excluded from proxy statement). Because the Stockholder Proposal, if implemented, would be invalid under Delaware law, the Stockholder Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(2).[3]

II. The Stockholder Proposal may properly be excluded because the supporting statement is false and misleading (14a-8(i)(3)).

---

[2] In addition, under Section 141(a) of the DGCL, any such limit on the Board's ability to manage the business and affairs of the Company would need to be in the Certificate of Incorporation, not the Bylaws.

[3] It should be noted that the Company received a substantially similar proposal from the Proponent last year (the "2003 Proposal") that urged the Board to seek stockholder "approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus." The 2003 Proposal also included definitions of "future severance agreements" and "benefits" that are identical to the definitions of "severance agreements" and "benefits" in the Stockholder Proposal. Unlike the Stockholder Proposal, however, the 2003 Proposal did not seek to amend the Bylaws. The Company included the 2003 Proposal in its proxy statement and form of proxy distributed to its stockholders in connection with the Company's 2003 annual meeting of stockholders and did not oppose the 2003 Proposal, which was adopted by the Company's stockholders. Following the adoption of the 2003 Proposal, it is the Company's policy that the Board, consistent with its authority under Delaware law to manage the business and affairs of the Company, intends to seek stockholder approval of the types of severance agreements described in the 2003 Proposal and the Stockholder Proposal "in situations where doing so would not prevent it from taking action it deems to be in the best interest of the Company. . . ."

A stockholder proposal may properly be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(3) "[i]f the proposal or supporting statement is contrary to any of the [SEC]'s proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9(a) provides that "[n]o solicitation subject to [Regulation 14A] shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. . . ." We believe that the Stockholder Proposal may properly be excluded from the Proxy Materials for this reason.

The Staff has previously taken the position that stockholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders voting on the proposal nor the board of directors of the company seeking to implement the proposal would be able to determine with any reasonable amount of certainty what action or measures would be taken if the proposal were implemented. See, e.g., Eastman Kodak Company (publicly available March 3, 2003) (proposal urging that "Top Salary" be "capped" may be excluded from proxy statement for being "vague and indefinite" where the proposal failed to define critical terms or otherwise provide guidance on how it would be implemented); General Electric Company (publicly available February 5, 2003) (proposal urging "the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" may be excluded from proxy statement for being "vague and indefinite" where the proposal failed to define critical terms); and General Electric Company (publicly available January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" may be excluded from proxy statement for being "vague and indefinite" where the proposal failed to define critical terms or otherwise provide guidance on how it would be implemented).

The Staff has also concluded that a proposal may be excluded where the meaning and application of terms or the standards under the proposals "may be subject to differing interpretations." See, e.g., Exxon Corporation (publicly available January 29, 1992) (proposal regarding board member criteria may be excluded from proxy statement because the use of certain vague terms made the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's board of directors in implementing the proposal); Fuqua Industries, Incorporated (publicly available March 12, 1991) (proposal may be excluded from proxy statement because certain terms "would be subject to differing interpretations"); and Hershey Foods Corporation (publicly available December 27, 1988) (proposal seeking to establish a policy restricting the company's advertising may be excluded from proxy statement as "vague, indefinite and, therefore, potentially misleading" because the "standards under the proposal may be subject to differing interpretations").

The Stockholder Proposal fails to define several key terms and uses concepts that are subject to differing interpretations and are highly subjective. As a result, the Stockholder Proposal is open-ended and subject to different interpretations, providing only vague guidelines with respect to the implementation of its key elements. Among the uncertainties and ambiguities are the following:

- The Stockholder Proposal fails to define certain critical terms, including "senior executive officers," "base salary," "bonus" and "fringe benefits." Does "base salary" include non-salary compensation? Are the items listed in the definition of "benefits" the only items to be taken into consideration? Do "benefits" include in-kind benefits? If so, are they to be determined on the basis of the cost to the Company or value to the recipient?

- As of what date are the "benefits" to be determined? Are they to be determined by reference to the "senior executive officer's" "base salary plus bonus" for the current fiscal year, the prior fiscal year or some other period (e.g., the last five years, the officer's tenure at the Company)?

- The Stockholder Proposal requires, at the time a "severance agreement" is executed, a determination as to the "estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive." Generally, such a determination could not be made at the time of execution unless a variety of arbitrary assumptions are made. Such assumptions would include, among others, when employment will be terminated, how many options or shares of restricted stock will be unvested at the time of termination of employment, the exercise price of such unvested options and the market price of such unvested options at the time of termination of employment. The Stockholder Proposal provides no guidance as to how these determinations are to be made.

- It is entirely unclear how to determine the estimated present value of post-termination payments in an unspecified amount to be paid at an unspecified future time.

The Stockholder Proposal contains language and concepts that are so inherently vague and ambiguous that makes it unclear as to what types of actions would be required or consistent with essential elements of the proposed Bylaw if it is ultimately adopted by the

Company's stockholders. Because the Stockholder Proposal uses vague and ambiguous terms and concepts, the Stockholder Proposal is materially misleading in violation of Rule 14a-9. Therefore, the Stockholder Proposal may be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3).

For the foregoing reasons, on behalf of the Company we hereby respectfully request that the Staff confirm that (1) the Company may exclude the Stockholder Proposal from the Proxy Materials to be distributed to the Company's stockholders in connection with the Annual Meeting, and (2) the Staff will not recommend any enforcement action if the Company excludes the Stockholder Proposal from the Proxy Materials.

****

In the event that the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (804) 788-8289 or in my absence, W. Lake Taylor, Jr., of this firm, at (804) 788-8563. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with the Staff before the determination of the Staff's final position.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter to our messenger who has been instructed to wait. Thank you for your prompt attention to this matter.

Very truly yours,

Allen C. Goolsby

Enclosures

cc: Amalgamated Bank LongView SmallCap 600 Index Fund
Cornish F. Hitchcock, Esq.
Thomas J. Dostart, Esq.
Gregory P. Williams, Esq.
W. Lake Taylor, Jr., Esq.

ATTACHMENT A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

29 December 2003

Office of the Corporate Secretary
Massey Energy Company
4 North Fourth Street
Richmond, VA 23219

Thomas J. Dostart, Esq.
Vice President, General Counsel and Secretary
Massey Energy Company
315 70th Street
Charleston, West Virginia 25304

By UPS and facsimile: (304) 926-3236

Re: Shareholder proposal for 2004 annual meeting

Dear Mr. Dostart:

On behalf of the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that Massey Energy Co. plans to circulate to shareholders in anticipation of the 2004 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it proposes adoption of a bylaw to implement the resolution on "golden parachutes" approved by the shareholders at last year's annual meeting.

The Fund is an S&P SmallCap 600 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $100 million. Created by the Amalgamated Bank in 1997, the Fund has beneficially owned more than $2000 worth of Massey common stock for more than a year and presently holds 30,067 shares. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2004 annual meeting, which a representative is prepared to attend.

Very truly yours,

Cornish F. Hitchcock

RESOLVED: That the shareholders of Massey Energy Company ("Massey Energy" or the "Company") hereby amend the Company's Bylaws to add the following Section 4.05 to Article IV:

"Section 4.05 Shareholder Approval of Certain Executive Severance Agreements. The Board of Directors shall seek shareholder approval of severance agreements with senior executive officers that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. 'Severance agreements' include employment agreements containing severance provisions; retirement agreements; and agreements renewing, modifying or extending existing such agreements. 'Benefits' include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive. If the Board finds that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to severance agreements adopted after that date."

SUPPORTING STATEMENT

At last year's annual meeting 59% of the yes-and-no votes were cast in favor of a resolution recommending a shareholder vote on future "golden parachute" severance agreements with senior executives that have a total value exceeding 2.99 times the sum of the executive's base salary and bonus.

In response Massey Energy's board stated that it will examine on a case-by-case basis each proposed employee contract that contains severance provisions exceeding the 2.99 threshold. Further, the board will seek shareholder approval only when that can be accomplished in a manner that does not prevent the board from acting "in the best interest of the Company."

In our view, this response is inadequate because of this "best interest of the Company" loophole, which the board has not defined, which did not appear in last year's proposal and which could prevent shareholders from ever voting on such agreements. Last year's proposal gave the board the flexibility to schedule a vote after the material terms of an agreement are agreed upon. We see no need for denying shareholders a vote if the specified threshold is exceeded.

Severance agreements may be appropriate in some circumstances. Nonetheless, we believe that the potential cost of such agreements entitles shareholders to a vote whenever a company contemplates paying out at least three times the amount of an executive's last salary and bonus.

We note that the Company has entered into an employment agreement with Chairman and CEO Don E. Blankenship of the sort that could, in certain situations, require a shareholder vote in the future, should this bylaw be approved.

Requiring shareholder approval may induce restraint when parties negotiate such agreements. Institutional investors such as the California Public Employees' Retirement System recommend shareholder approval of such agreements. The Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

We urge you to vote FOR this proposal.

ATTACHMENT B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 20, 2004

Massey Energy Company
4 North Fourth Street
Richmond, Virginia 23219

Attention: Thomas J. Dostart, Esquire

Re: Stockholder Proposal of Amalgamated Bank LongView SmallCap 600 Index Fund

Ladies and Gentlemen:

We have acted as special Delaware counsel to Massey Energy Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Cornish F. Hitchcock on behalf of the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Proponent") which the Proponent intends to present at the Company's 2004 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on March 18, 1987, as amended by the Certificate of Ownership and Merger filed with the Secretary of State on September 10, 1987, the Certificate of Ownership and Merger filed with the Secretary of State on October 13, 1999, and the Certificate of Ownership and Merger filed with the Secretary of State on November 30, 2000 (collectively, as so amended, the "Certificate of Incorporation");

(ii) the Restated Bylaws of the Company as amended on August 1, 2002 (the "Bylaws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinions, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> RESOLVED: That the shareholders of Massey Energy Company ("Massey Energy" or the "Company") hereby amend the Company's Bylaws to add the following Section 4.05 to Article IV:
>
> "Section 4.05 Shareholder Approval of Certain Executive Severance Agreements. The Board of Directors shall seek shareholder approval of severance agreements with senior executive officers that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. 'Severance agreements' include employment agreements containing severance provisions; retirement agreements; and agreements renewing, modifying or extending existing such agreements. 'Benefits' include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive. If the Board finds that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to severance agreements adopted after that date."

The new bylaw proposed for adoption under the Proposal (the "Severance Bylaw") would purport to prohibit the Board of Directors of the Company (the "Board of Directors" or "Board") from entering into certain types of severance agreements with the Company's executive officers absent stockholder approval.

DISCUSSION

You have asked our opinion as to whether the Severance Bylaw, if adopted by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, we believe that the Severance Bylaw, if adopted by the stockholders, would impose a limitation on the Board's authority in violation of Sections 141, 122, 152, 153, and 157 and would not be valid under the General Corporation Law.

There is no Delaware case which specifically addresses the validity or invalidity of the Severance Bylaw or of a similar bylaw. See, e.g., John C. Coates IV & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law. 1323, 1329 (2001) (hereinafter referred to as "Coates and Faris"). Accordingly, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in Section 109(b) of the General Corporation Law, ("Section 109(b)"), which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b)(emphasis added). We turn, therefore, to consideration of whether the Severance Bylaw is "inconsistent with law or with the certificate of incorporation."

INCONSISTENT WITH LAW

Section 141(a) of the General Corporation Law, ("Section 141(a)"), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a), it can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Company's Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law. Section 3.01 of the

Bylaws confirms this by providing that "[t]he property, business and affairs of the Corporation shall be managed by the Board."

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800; Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation

> and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the courts to permit a board to delegate its own authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Communications Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Likewise, Delaware law prohibits substantial limitations on the board's discretion in acting on behalf of the corporation. See Chapin v. Benwood Found., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). As articulated by former Chancellor Allen in Grimes v. Donald, such a bylaw, absent a provision in a corporation's charter, runs contrary to Delaware law:

> Absent specific restriction in the certificate of incorporation, the board of directors certainly has very broad discretion in fashioning a managerial structure appropriate, in its judgment, to moving the corporation towards the achievement of corporate goals and purposes.... The board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of th[e] corporation.

Grimes v. Donald, C.A. No. 13358, slip op. at 1, 17 (Del. Ch. Jan. 11, 1995, revised Jan. 19, 1995), aff'd, 673 A.2d 1207 (Del. 1996).

In 1998, the Delaware Supreme Court invalidated a rights plan that prohibited a newly elected board of directors from redeeming the rights issued under the rights plan for a period of six months (the "Delayed Redemption Provision"). Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d at 1291 (Del. 1998). The Court found that such a provision, although narrowly drafted, was invalid under Delaware law because it impermissibly would deprive a future board of its authority under Section 141(a) to discharge its "fundamental management duties to the corporation and its stockholders ...." In so holding, the Court stated:

> While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). The Court further explained that the Delayed Redemption Provision "tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy." Id. Therefore, "it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board." Id. (footnotes omitted).

Following the decision in Quickturn, we note that the Securities and Exchange Commission (the "SEC") has consistently accepted the view that implementation of a stockholder proposal to amend a corporation's bylaws to, among other things, prohibit the adoption of a rights plan without prior stockholder approval would contravene Delaware law. See, e.g. Toys "R" Us, Inc., SEC No-Action Letter, 2002 WL 1058521 (April 9, 2002) (proposal to amend bylaws to prohibit adoption of any stockholder rights plan without prior stockholder approval and to require redemption of any existing rights plan may be omitted from the proxy statement); Atlas Air Worldwide Holdings, Inc., SEC No-Action Letter, 2002 WL 1058533 (April 5, 2002) (same); In re General Dynamics Corporation, SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001) (same). In each case, the corporation submitted an opinion of counsel that concluded that such a proposal would be improper under Delaware law.[1] The SEC apparently accepted these views. Toys "R" Us, 2002 WL 1058521, at *24; Atlas Air Worldwide Holdings, 2002 WL 246749, at *29; General Dynamics, 2001 WL 296749, at *2-4.

The rationale utilized in Quickturn with respect to the Delayed Redemption Provision applies equally to the Severance Bylaw. Indeed, whereas the Quickturn provision imposed only a temporary restriction on the board's ability to redeem a rights plan, the Severance Bylaw forever would prevent the Board from exercising its discretion with respect to certain executive compensation matters. Because the Severance Bylaw indisputably would limit the Board of Directors' authority with respect to certain executive compensation matters, the Severance Bylaw impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company. Quickturn, 721 A.2d at 1291-92.

[1] Richards, Layton & Finger, P.A. submitted legal opinions in support of the requests by Toys "R" Us, Atlas Air Worldwide Holdings, Inc. and General Dynamics Corp. for no-action relief.

Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)). This authority includes the power to elect and compensate officers appropriately. See In re Walt Disney Co. Derivative Litig., 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (executive compensation is "ordinarily left to the business judgment of a company's board of directors"); Pogostin v. Rice, C.A. No. 6235, slip op. at 10 (Del. Ch. Aug. 12, 1983), aff'd, 480 A.2d 619 (Del. 1984) (compensation levels are within the discretion of the board of directors). The power to compensate corporate officers is a part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. See Kaufman v. Beal, C.A. Nos. 6485 & 6526, slip op. at 15 (Del. Ch. Feb. 25, 1983). In addition, "directors have the sole authority to determine compensation levels" within their discretion. Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983). Cases addressing claims concerning excessive compensation indicate that Delaware courts are hesitant to inquire into the reasonableness of compensation which is fixed by a disinterested board. See Grimes v. Donald, 673 A.2d 1207, 1215 (Del. 1996); Kaufman v. Beal, slip op. at 17. In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors regarding the expenditure of corporate funds. Executive hiring, retention, and compensation are issues of core managerial authority entrusted to the board of directors to exercise in its discretion. We believe that the Delaware case law regarding executive compensation and directors' fiduciary duties is inconsistent with the concept of a stockholder initiated bylaw controlling the adoption, maintenance or terms of an executive's severance agreement.

Section 122(5) of the General Corporation Law ("Section 122(5)") provides that "[e]very corporation created under this chapter shall have power to appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. §122(5). Moreover, Section 122(15) authorizes a corporation to "[p]ay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers, and employees, and for any or all of the directors, officers and employees of its subsidiaries." 8 Del. C. §122(15). Because the Severance Bylaw purports to restrict the Board's ability to compensate senior executives, including by offering them stock or options as a component of executive compensation, the Severance Bylaw would encroach upon the Board's powers under Sections 122(5) and 122(15).

The Severance Bylaw, if adopted, would also impinge on the Board's powers concerning the issuance, sale or similar disposition of the Company's stock and/or options under Sections 152, 153, and 157 of the General Corporation Law because it would restrict the Board's ability to offer stock and/or options on such terms and conditions as the Board may determine as a component of executive compensation. The "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." Staar Surgical Co. v. Waggoner, 588 A.2d 1130, 1136 (Del. 1991). The function of issuance of shares lies with the board of directors and has been held to be "such a 'vitally important duty' that it cannot be delegated." Cook v. Pumpelly, C.A. Nos. 7917 & 7930, 1985 WL 11549, at *9, Berger, V.C. (Del. Ch. May 24, 1985) (citing Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. 1949)). See Shamrock Holdings, Inc. v. Polaroid Corp., 559 A.2d 257 (Del. Ch. 1989) (directors are responsible for managing business and affairs of Delaware corporation and, in exercising that responsibility in connection with adoption of employee stock ownership plan, are charged with unyielding fiduciary duty to corporation and its shareholders).

Sections 152, 153, and 157 of the General Corporation Law relating to the issuance of corporate stock and options, together with Section 141(a), underscore the board's broad powers and duties in this regard. Section 157 permits only the board, not the stockholders, to approve the instruments evidencing rights and options. 8 Del. C. § 157. The various subsections confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Section 157(b) provides that the terms of the stock options shall either be as stated in the certificate of incorporation or in a resolution of the board, not the stockholders. Id. See 8 Del. C. §157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. §157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law.

In addition, Section 152 (along with Sections 141 and 153) requires that any issuance of stock by a corporation be duly authorized by its board of directors. Among other things, Section 152 states that "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine.... [T]he judgment of the directors as to the value of such consideration shall be conclusive." 8 Del. C. §152. Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." 8 Del. C. § 153(a). The Certificate of Incorporation does not confer any powers on the shareholders with respect to the issuance of stock or options which are implicated by the Severance Bylaw. Collectively, Sections 152, 153, 157 of the General Corporation Law "confirm the board's exclusive authority to issue stock and regulate a corporation's capital structure." Grimes v. Alteon Inc., 804 A.2d 256, 261 (Del. 2002). Thus, the Severance Bylaw, which effectively imposes limits on the board's ability to grant stock options or issue restricted stock, is an invalid restriction on the powers of the Board under Sections 152, 153, and 157 of the General Corporation Law.

The drafters of the General Corporation Law did provide for specific mechanisms pursuant to which stockholders could limit the power of a board of directors to manage the business and affairs of a corporation. As discussed above, Section 141(a) provides that the board of directors shall manage the business and affairs of the corporation "except as otherwise provided in this chapter or in its certificate of incorporation." In addition, in forming a corporation under the close corporation statute, the stockholders thereof may either act by written agreement to restrict the discretion of the board of directors, 8 Del. C. § 350, or elect in the certificate of incorporation to permit the stockholders to manage the business and affairs of the corporation directly, 8 Del. C. § 351. However, this permitted restriction on the discretion of the directors is only applicable to close corporations. Chapin v. Benwood Found., Inc., 402 A.2d 1205 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). See also 2 David A. Drexler et al., Delaware Corporation Law and Practice § 43.02, at 43-6 (2003) (Section 350 exempts agreements of stockholders in close corporations from the rule that stockholders may not restrict or interfere with powers of board).

As noted above, we believe that the analysis with respect to the permissibility of bylaws which, among other things, purport to prohibit a board of directors from adopting a stockholder rights plan absent stockholder approval ("Rights Plan Bylaws") is similar to that with respect to the Severance Bylaw. In this regard, we are aware that several commentators have expressed the view that the stockholder initiated bylaws such as the Rights Plan Bylaws should be valid under Delaware law pursuant to Section 109(b). See, e.g., Leonard Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, 5 Corporate Governance Advisor 8 (1997); Jonathan R. Macey, The Legality and Utility of the Shareholder Rights Bylaw, 26 Hofstra L. Rev. 835 (Summer 1998). Although no Delaware case has directly addressed the interplay of Sections 141(a) and 109(b), we are of the view that these commentators have misconstrued Section 109(b) and the "except as may be otherwise provided in this chapter" language of Section 141(a).

First, most commentators on the General Corporation Law agree that the "except as may be otherwise provided in this chapter" language of Section 141(a) refers only to specific provisions of the General Corporation Law, which expressly authorize a departure from the general rule of management by directors, and not to open ended provisions such as Section 109(b). See, e.g., 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 4.1, at 4-6 (3d ed. 2003)[2]; I Ernest L. Folk, III et al., Folk on the Delaware General Corporation Law § 141.1, at GCL-IV-11 - 12 (4th ed. Supp. 2003); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 11; Charles F. Richards, Jr. & Robert J. Stearn, Jr., Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607, 624 (1999) (hereinafter referred to as "Richards and Stearn").[3] Indeed, several

[2]Messrs. Balotti and Finkelstein are directors of Richards, Layton & Finger, P.A.

[3]Messrs. Richards and Stearn are directors of Richards, Layton & Finger, P.A.

commentators specifically concluded that a bylaw such as a Rights Plan Bylaw could not be accomplished under Section 109(b), notwithstanding that statute's arguably broad language. See Coates and Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, at 1335 ("[F]irst generation shareholder bylaws are likely to be struck down under Delaware law because they limit the board's authority to manage the business and affairs of the company. If the Delaware Supreme Court's decision in Quickturn does not lead one to this result, the text, history, and common law development of Delaware law does"). Second, most commentators believe that Section 109's purportedly broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors relates to bylaws that govern procedural or organizational matters, and not substantive decisions governing the corporation's business and affairs. See, e.g., 1 Balotti & Finkelstein, The Delaware Law of Corporations and Business Organizations § 1.10, at 1-12-1-13; Richards and Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, at 625-27; Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 14 n.20.

We are also aware that certain commentators have drawn a distinction between bylaws that are "prohibitory" (such as the Severance Bylaw, which purports to prohibit the Board from adopting severance agreements in the future without stockholder approval) rather than "mandatory" (such as a bylaw that would require a board of directors to, for example, terminate existing severance agreement, or otherwise take affirmative action to render a severance agreement inoperative), and have expressed the view that the former category may be valid under Delaware law. See, e.g., John C. Coffee, Jr., The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, 51 U. Miami L. Rev. 605, 614-616 (1997) ("[R]equiring shareholder ratification of a future poison pill seems well within Section 109's scope.... [I]t should be possible for institutional investors to conduct proxy solicitations seeking to (1) to [sic] require that the effectiveness of any future poison pill be conditioned on shareholder approval within a specified period after the board's action, and (2) preclude any amendment, repeal, or waiver of an existing pill without such a vote.... [T]he basic structure of Delaware law suggests that shareholders do have the right to restrict the board for the future (but not to require the repeal or modification of an existing pill)."); Meredith M. Brown & William D. Regner, Shareholder Rights Plans: Recent Toxopharmacological Developments, 11 Insights 2, 5 (1997) ("a Delaware court may be more likely to uphold a shareholder-adopted bylaw that precludes the adoption of future pills without shareholder approval, than a bylaw that requires redemption of an existing pill.").

Although we are not aware of any decision of a Delaware court that addresses this supposed distinction between "prohibitory" and "mandatory" bylaws, we do not believe that a Delaware court would be persuaded by it. See Quickturn, 721 A.2d at 1291 ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.") (emphasis added; footnote omitted); Carmody, 723 A.2d at 1192 (same); Hamermesh-Tulane Law Review, at 435-36 ("Professor Coffee also distinguishes by-laws that purport to require affirmative action by the directors from by-laws that impose negative constraints on director authority and suggests that the latter are generally permissible.... The affirmative/negative distinction, however, does not quite ring true.") (footnotes omitted). Even Professor Coffee recognized in the above-cited article that "prohibitory" by-laws are likely to face resistance in Delaware. See Coffee, The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, at 615-16 ("The poison pill is well understood in Delaware to permit unilateral board action without a shareholder vote, and any attempt to use bylaw amendments to change this fundamental allocation of power between shareholders and directors touches on a sensitive nerve in Delaware....").

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Severance Bylaw, if adopted by the stockholders, would not be valid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger

GPW/BAA;amdb

HUNTON & WILLIAMS

RECEIVED
2004 FEB 19 AM 10: 19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

ALLEN C. GOOLSBY
DIRECT DIAL: 804-788-8289
EMAIL: agoolsby@hunton.com

FILE NO: 24705.1

February 18, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
405 Fifth Street, N.W.
Washington, D.C. 20549

Re: Massey Energy - Request to Omit Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated January 20, 2004 (the "January Letter") pursuant to which Massey Energy Company, a Delaware corporation, (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Proponent") may properly be omitted pursuant to Rules 14a-8(i)(1) and 14a-8(i)(3) from the proxy materials to be distributed by the Company in connection with its 2004 annual meeting of shareholders. The January Letter was accompanied by the legal opinion of the Company's Delaware counsel, Richards Layton & Finger, P.A. In accordance with Rule 14a-8(j), a copy of this letter is being sent to the Proponent and its counsel.

This letter is in response to the letter to the Staff by Proponent's counsel dated February 9, 2004 and supplements the January Letter.

Proponent's letter states that, in connection with the request submitted pursuant to Rule 14a-8 by Verizon Communications, Inc. ("Verizon") to exclude from its proxy materials a similar shareholder proposal regarding Verizon's severance policy, the Staff has recently advised that it was unable to conclude that Verizon may exclude the proposal from its proxy materials. The issues raised by the Proposal are substantially the same as those raised by the Verizon proposal.

We write to urge the Staff to reconsider the position that it took in Verizon, because we believe that the Proposal involves an attempt to undermine a bedrock principle not only of Delaware corporate law, but also of corporate law throughout the United States. That principle, which is well recognized by the corporate bar, is that the corporation's business is managed by or under the direction of the board of directors -- not by the shareholders. As the Delaware

Supreme Court stated in Aronson v. Lewis, a "cardinal precept...is that the directors, rather than the shareholders, manage the business and affairs of the corporation." 473 A.2d 805, 811 (Del. 1984). There are limited exceptions. The General Corporation Law of the State of Delaware (the "DGCL"), the Model Business Corporation Act and the laws of most other states allow restrictions on the authority and responsibility of the board of directors to be set forth in the certificate or articles of incorporation. Some states also provide special exceptions for closely-held corporations. For example, in Virginia the shareholders, by unanimous written agreement, may restrict board powers. See Virginia Code Annotated § 13.1-671.1; see also Model Business Corporation Act § 7.32.

Without case law to support his challenge to this basic principle, counsel for the Proponent, who also serves as counsel for the proponent of the proposal submitted to Verizon, has apparently impressed upon the Staff that there may be a further exception in the form of a shareholder approved bylaw that restricts the authority of the board. While Section 141(a) of the DGCL expressly authorizes restrictions on board power in the certificate of incorporation, it makes no reference to restrictions in the bylaws. It does state that the business shall be managed by or under the direction of the board of directors "except as may be otherwise provided" in the DGCL. But no other provision of the DGCL provides that board powers can be restricted in the bylaws.

Proponent relies on the fact that Section 109 of the DGCL permits shareholders to adopt bylaws. But the DGCL requires that any bylaw, whether adopted by the shareholders or the board of directors, must not be "inconsistent with law."[1] The issue presented by the Proposal is whether under Delaware law any bylaw, whether adopted by the board of directors or the shareholders, can restrict powers to be exercised by the current and future members of the board of directors.

Allowing a restriction on board powers in the certificate or articles of incorporation is far different from allowing it in the bylaws. Any change in the certificate or articles of incorporation requires not only shareholder approval, but also, as the initial step, board approval. In contrast, the shareholders right to amend the bylaws is not conditioned on board action.

---

[1] As noted in the January Letter, because the Proposal, if adopted, would restrict the authority of the board of directors of the Company to manage the Company's business and affairs in violation of Delaware law, the proposed bylaw would be impermissible under Section 109(b) of the DGCL.

Since the effect of a statute that authorizes restrictions on board powers in the bylaws is radically different from the effect of a statute that only authorizes such restrictions in the certificate or articles of incorporation, one would expect that the drafters of the DGCL would have made clear if their intent was to authorize such a bylaw. And they could have done so simply by modifying the statute to state that a corporation may restrict board powers "in its certificate of incorporation or its bylaws." Further, if that was the intent, the succeeding sentence in Section 141(a) of the DGCL would, most assuredly, have included the underscored additions:

> "If any such provision is made in the certificate of incorporation or bylaws, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation or if the provision is in a bylaw, in the bylaws."

If the drafters of Section 141 intended to permit shareholders to restrict board powers in the bylaws as well as in the certificate of incorporation, we can think of no good reason why they would not have required the same specificity in order to restrict board powers in a bylaw as they elected to require in order to restrict board powers in the certificate of incorporation.

As proposed by counsel for the Proponent, there would appear to be no business decision that could not be restricted or removed from the control of the board of directors by bylaw amendment. Caps on executive compensation and restrictions on the authority to buy or sell businesses or properties are but a few examples. In light of the extraordinary approach proposed by counsel for the Proponent, we would urge that this matter, including the Staff's position in Verizon, be reviewed at the highest levels. We would emphasize in that regard that we are not suggesting that the directors are not answerable ultimately to the shareholders. But control should be exercised through the selection of the directors rather than through proposals to restrict or remove the authority of the board.

We would emphasize to the Staff that counsel for the Proponent has not opined on Delaware law, while two of Delaware's most prominent firms, Richards, Layton & Finger, P.A., counsel for the Company, and Skadden, Arps, Slate, Maegher & Flom LLP, counsel for Verizon, have rendered opinions that the Proposal and the substantially identical Verizon proposal are unlawful under Delaware law. Further, as evidenced by the attached letter, Delaware counsel for the Company has reviewed the latest response by counsel for the Proponent, disagreed with it and reaffirmed their prior opinion. Under these circumstances, we believe the viability of Rule 14a-8(i)(1), as well as the delicate balance between federal securities law and state corporate law, would be put into question if the Staff fails to reconsider its position in Verizon.

We thank you for your consideration of our request.

Most sincerely,

Allen C. Goolsby

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

February 18, 2004

Massey Energy Company
4 North Fourth Street
Richmond, Virginia 23219

Attention: Thomas J. Dostart, Esquire

Re: Shareholder Proposal from Amalgamated Bank Long View SmallCap 600 Index Fund

Ladies and Gentlemen:

We refer to our opinion dated January 20, 2004 (the "Opinion") which was attached as Attachment B to the letter dated January 20, 2004 from Massey Energy Company (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, requesting that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that the Company may exclude a shareholder proposal and supporting statement (the "Stockholder Proposal") submitted by Cornish F. Hitchcock on behalf of the Amalgamated Bank Long View SmallCap 600 Index Fund (the "Proponent") from the proxy statement and form of proxy to be distributed in connection with the Company's annual meeting of stockholders to be held on or about May 18, 2004.

This letter is in response to the letter to the Staff by Proponents' counsel dated February 9, 2004 (the "February 9 Letter") and supplements our Opinion. We disagree with the interpretation of Delaware law and the conclusions reached in the February 9 Letter and reaffirm our Opinion that the proposed bylaw amendment included in the Stockholder Proposal (the "Severance Bylaw"), if adopted by the stockholders of the Company, would not be valid under the General Corporation Law of the State of Delaware (the "DGCL"). In this regard, we note that although the February 9 Letter reaches substantive (and, in our view, erroneous) conclusions as to matters of Delaware law, it does not purport to be an opinion of Delaware counsel with respect to the conclusions stated therein.

We will not endeavor to respond to each of the various arguments raised in the February 9 Letter and believe that our Opinion addresses the salient points with respect to Delaware law applicable to the Severance Bylaw. However, we believe that the February 9 Letter fundamentally misconstrues our Opinion and Delaware law. The February 9 Letter largely minimizes or ignores the extensive body of Delaware case law consistently reaffirming that "[a] cardinal precept of the General Corporation Law of the State of Delaware is that the directors, rather than the shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); 8 Del. C. § 141(a). Without support from Delaware case law, the Proponent attempts to expand the provisions of Section 109 of the DGCL to permit stockholders almost unfettered discretion to adopt bylaws regardless of whether such bylaws impermissibly impinge upon the management of the business and affairs of the Company. Such an interpretation is contrary to Section 141(a) of the DGCL and numerous decisions cited in the Opinion. The Delaware Supreme Court's decision in Quickturn Design Sys. Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) is particularly apt in this regard, holding that a narrowly-drafted provision of a stockholder rights plan temporarily permitting a newly elected board of directors from redeeming the rights issued under the plan was invalid under Delaware law because it impermissibly would deprive a future board of its authority under Section 141(a) to discharge its "fundamental management duties to the corporation and its stockholders ...." We believe that the analysis employed in Quickturn applies equally to the Severance Bylaw.

We recognize that the SEC recently denied a request for no-action relief from Verizon Communications, Inc. with respect to a similar bylaw proposal. Verizon Communications, Inc., SEC No-Action Letter, 2004 WL 213377 (February 2, 2004). In our view, this represents a significant departure from the consistent position taken by the SEC following the decision in Quickturn in the analogous context of a proposal to amend a corporation's bylaws to prohibit the adoption of a stockholder rights plan without prior stockholder approval. See, e.g. Toys "R" Us, Inc., SEC No-Action Letter, 2002 WL 1058521 (April 9, 2002) (proposal to amend bylaws to prohibit adoption of any stockholder rights plan without prior stockholder approval and to require redemption of any existing rights plan may be omitted from the proxy statement); Atlas Air Worldwide Holdings, Inc., SEC No-Action Letter, 2002 WL 1058533 (April 5, 2002) (same); In re General Dynamics Corp., SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001) (same). As noted above, we do not believe that there is a principled way to distinguish between a bylaw restricting the discretion of the board with respect to a rights plan and a bylaw which restricts the discretion of the board in matters of executive compensation. The position taken by the SEC with respect to Verizon Communications, Inc. may encourage further attempts at impermissible encroachment by stockholders upon the province of the board of directors under Delaware law through bylaw amendments directed at executive compensation issues.

We understand that you may furnish a copy of this letter to the SEC and the Proponent in connection with the matters address herein and we consent to your doing so. Except as stated in this paragraph, this letter may not be furnished or quoted to, nor may the foregoing letter be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger

cc: Allen C. Goolsby, Esquire
GPW/mda

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

PLEASE NOTE NEW ADDRESS:
5301 Wisconsin Avenue, N.W. Suite 350
Washington, D.C. 20015
(202) 364-1050 Fax: (202) 364-9960

9 February 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal from Amalgamated Bank LongView SmallCap 600 Index Fund to Massey Energy Company

BY HAND

Dear Counsel:

I have been asked to respond on behalf of Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund") to the letter from counsel for Massey Energy Company ("Massey" or the "Company") dated 20 January 2004 ("Massey Letter"), in which Massey advises that it plans to omit the Fund's resolution from the Company's 2004 proxy materials. For the reasons set forth below, the Fund respectfully asks that the Division deny the no-action relief that Massey seeks.

THE FUND'S RESOLUTION

The resolution states as follows:

RESOLVED, That the shareholders of Massey Energy Company ("Massey Energy" or the "Company" hereby amend the Company's Bylaws to add the following Section 4.05 to Article IV:

"Section 4.05 Shareholder Approval of Certain Executive

> Severance Agreements. The Board of Directors shall seek shareholder approval of severance agreements with senior executive officers that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. 'Severance agreements' include employment agreements containing severance provisions; retirement agreements; and agreements renewing, modifying or extending existing such agreements. 'Benefits' include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive. If the Board finds that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to agreements adopted after that date."

Massey opposes inclusion of this proposal in its proxy materials on two grounds:

– First, Massey argues that the resolution would, if implemented, cause the Company to violate the law of Delaware, its state of incorporation. Exclusion is thus sought under Rule 14a-8(i)(2).

– Second, Massey argues that certain words and phrases are so vague and indefinite as to make the proposal materially false and misleading. Exclusion is thus sought under Rule 14a-8(i)(3).

Under Rule 14a-8(g), Massey bears the burden of demonstrating why the Fund's proposal may be excluded. See *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.,* 821 F. Supp. 877, 883 (S.D.N.Y. 1993). As we now demonstrate, Massey has not sustained its burden, and the request for no-action relief should therefore be denied.

Although we will discuss the legal points in more detail below, we note that the Division recently rejected similar arguments in response to a similar golden parachutes bylaw. *Verizon Communications, Inc.* (2 February 2004). Since Massey's request does not present any materially different arguments from the ones the Division considered there, we submit that the same result should be reached with respect to the Fund's proposal here.

FACTUAL BACKGROUND

In 2003 Massey shareholders voted on a precatory resolution presented by the Fund regarding "golden parachutes." That resolution is in all material respects identical to the resolution challenged here. Massey raised no objection to the 2003 resolution, either by seeking no-action relief from the Division or by urging its shareholders to vote against the proposal. Its proxy statement responded to the proposal by outlining the Board's belief that "in certain situations involving senior executives, severance agreements that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus are a reasonable and appropriate form of executive compensation." The Massey board nonetheless recognized, at least in some circumstances, the value of a shareholder vote. The Company's response thus continued:

> At the same time, the Board recognizes that the question of whether the Company should enter such an agreement is an appropriate one for consideration by the Company's shareholders, where that can be accomplished in a manner that does not prevent the Board from acting in the best interest of the Company. In some circumstances, however, a requirement to seek shareholder approval would impair the ability of the Company to recruit and retain exceptional executive talent, and place the Company at a competitive disadvantage. Given the structure of this proposal, and the Board's intention to seek shareholder approval in situations where doing so would not prevent it from taking action it deems to be in the best interest of the Company, the Board does not oppose the proposal.

Massey shareholders approved the Fund's resolution, with 72 percent of the yes-and-no votes cast. Massey did not, however, adopt the policy recommended by its shareholders. Instead, the Company advised the Fund that it was adhering to its view that a shareholder vote would occur only when the board "deems [such a vote] to be in the best interest of the Company," a standard that Massey does not define or explain. See Massey Letter at 6 n.3. Because this loophole is so large and threatens to swallow the principle of a shareholder vote, the Fund resubmitted its proposal in the form of a bylaw.

ANALYSIS AND DISCUSSION

Introduction and Summary.

The Delaware statutes support the right of Massey shareholders to propose and adopt a bylaw, and the cases cited by Massey are inapposite, as they generally involve the issue of whether a corporate board may rely upon the protections of the business judgment rule to repel a shareholder derivative suit. The latitude that Delaware courts give boards in that situation has nothing to do with the question of whether shareholders have the right to adopt a bylaw of the sort proposed here. No Delaware case restricts the power of a company's shareholders to adopt a bylaw on severance agreements, a point conceded by Massey's Delaware counsel. Massey Letter, Att. B at 3. If anything, the statutes and case law are quite respectful of shareholder rights in this area, as we discuss below.

We answer too Massey's claim that portions of the resolution are materially false and misleading, an argument that is belated at best and contrived at worst. Without getting into a textual discussion here, we note that Massey shareholders adopted a precatory version of this proposal last year by a 72-28 margin. At no point did Massey ever suggest that the challenged language was unclear, much less "materially" false or misleading. Indeed, Massey's concession in last year's proxy materials that Massey is willing to let shareholders vote on golden parachutes in certain circumstances shows that Massey understands full well what the proposal allows and that the resolution is not as vague and indefinite as the Company now argues for the first time.

The "Violates State Law" Exclusion

Massey first argues that the Fund's bylaw may be excluded under Rule 14a-8(i)(2), which permits the omission of a proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject," in this case, the law of Delaware. Massey argues that the proposal violates several provisions of the Delaware General Corporation Law ("DGCL"), codified as Title 8 of the Delaware Code. Massey's argument is that under section 109(b) of the DGCL, bylaws may not be "inconsistent with law" and that the bylaw violates various provisions of the DGCL, notably section 141(a), which generally entrusts the management of the business and affairs of a Delaware corporation to its board of directors.

In Part A below we discuss below the enumerated statutes that Massey cites and explain why they do not prohibit the proposed bylaw. Before doing so, however, we discuss a provision in the DGCL that Massey fails to give its due, namely, the clearly stated statutory right in DGCL § 109(a) that shareholders may propose bylaws. Part B will then explain why the cited no-action letters do not support Massey's arguments for exclusion.

A. Pertinent statutes.

1. Section 109(a). Massey begins with section 109(b) of the DGCL, omitting discussion of DGCL § 109(a), which delineates the respective rights of shareholders and directors to adopt bylaws. Section 109(a) states in pertinent part (and with

references to nonstock corporations omitted):

> After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote, . . . provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors . . .. The fact that such power has been so conferred upon the directors or governing body, as the case may be, shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws.

The right of shareholders to adopt bylaws is thus a fundamental right under DGCL § 109(a). This right may be shared with the directors,[1] but the right of shareholders to adopt bylaws under section 109(a) extends broadly to a wide range of topics, as a reading of section 109(b) makes clear. Section 109(b) states: "The bylaws may contain *any* provision, not inconsistent with law or with the certificate of incorporation, *relating to* the business of the corporation, the conduct of its affairs, and its rights or powers or the rights and powers of its stockholders, directors, officers or employees" (emphasis added).

Section 109(b) also contains two explicit limitations on the subject of bylaws, namely that they be "not inconsistent" with either "law" or the "certificate of incorporation." No provision in the Massey Charter bars the Fund's proposal. Thus, the issue is whether there is statutory or case "law" to prohibit this bylaw. In arguing that such a prohibition exists, Massey would seemingly have one believe shareholder-initiated bylaws are a phenomenon not found in nature (or at least in Delaware). In fact, shareholder-initiated bylaws involving Delaware corporations have been upheld in various situations. A useful illustration is *Frantz Manufacturing Co. v. EAC Industries*, 501 A.2d 401 (Del. 1985), where EAC acquired a majority of Frantz shares and then, as a shareholder, proposed and adopted a bylaw (via the consent process) that required both the attendance of all directors in order for a quorum to be present and also approval of board business by a unanimous vote. This bylaw, which was designed to prevent disenfranchisement of the new majority by the incumbent board, was upheld by the Delaware Supreme Court as a proper subject for shareholder action.

In *SEC v. Transamerica Corp.*, 165 F.2d 511 (3d Cir. 1947), *cert. denied*, 332 U.S. 807 (1948), the Commission sued a Delaware corporation for refusing to print in

---

[1] Massey directors have been granted such a concurrent right in Art. Fifth of Massey's restated certificate of incorporation, Exhibit 3.1 to Form 10-K for the year ending 31 October 2000 ("Massey Charter").

its proxy statement several shareholder-sponsored bylaws. The first proposed bylaw sought a shareholder vote annually on the selection of auditors, while the second one sought to amend an existing bylaw that effectively prohibited shareholders from voting on bylaw amendments not recommended by the board of directors. The Third Circuit held that the Commission was entitled to injunctive relief to compel the inclusion of these bylaw proposals, notwithstanding the company's argument that the "proper purpose" exclusion could be invoked. In an opinion by Judge Biggs (himself a Delaware judge), the Court rejected out of hand the argument that Delaware law precluded shareholder action on these issues. Citing the predecessor of DGCL § 109 the *Transamerica* court stated flatly: "That the law of Delaware will permit stockholders of a Delaware corporation to act validly on a stockholder's proposal to amend by-laws is clear beyond any doubt." *Id.* at 517.

These authorities establish the validity of the Fund's bylaw under Delaware law. Notwithstanding the clarity with which section 109 empowers shareholders to propose bylaws on a range of topics, Massey opposes that right, arguing that the bylaw is "inconsistent with law," *i.e.*, certain provisions of the DGCL and case law interpreting those provisions. We address the cited statutes seriatim.

2. Section 141(a). Massey's argument focuses on a number of statutes, beginning with section 141(a) of the DGCL, which states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

Massey's focus is on the first clause in the first sentence, namely, the power of the board to "manage" the "business and affairs" of the corporation. Massey notes that portions of this language has been added to Massey's bylaws, section 3.01 of which states in its entirety: "The property, business and affairs of the Corporation shall be managed by the Board." Massey argues that these provisions give the board total dominion over the "business and affairs" of the company and thus trump the right of shareholders to propose bylaws under DGCL § 109. In support of this proposition, Massey cites various Delaware cases, but there are several reasons why Massey's reliance on DGCL § 141(a) and the cited case law is inapposite.

First, and as noted above, most of the cited cases do not involve shareholder-proposed bylaws, but derivative actions in which shareholders challenge specific board decisions.[2] The cited cases speaking of the board's power do so in the context of the business judgment rule, which assuredly gives the board considerable latitude to "manage" the "business and affairs" of the corporation. None of those cases, however, consider the interaction of DGCL §§ 141(a) and 109, and none of them involve the validity of a shareholder-proposed bylaw.

A non-derivative case that Massey showcases also has no relevance. In *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court struck down a "no hand" provision in the target company's "poison pill" anti-takeover defense that had been hastily adopted by the board in the face of a hostile takeover bid. The "no hand" amendment provided that no newly elected board could redeem existing rights for six months after taking office, if the purpose or effect of the redemption was to facilitate a transaction with a person who proposed, nominated, or financially supported the election of new directors. *Id.* at 1289.

Quickturn did not address the legal authority of shareholders to adopt bylaws relating to rights plans – or any other topic, for that matter. *Quickturn* focused instead on the authority of the board to adopt a takeover defense in the teeth of a hostile bid. It was in that limited context of takeover bids that *Quickturn* made various statements about the board's crucial role in managing the affairs of the company and adoption of a "no hand" provision by an incumbent board with a potential conflict of interest impermissibly limits future boards. The Delaware Supreme Court, citing its prior cases about limits on a *board's* ability to adopt protective measures, held that "no defensive measure can be sustained which would require a new board of directors to breach its fiduciary duty." *Id.* at 1292. In other words, Massey relies on a case concerning the board's power to limit the power of a successor board. *Quickturn* did not limit the power of shareholders under DGCL § 109 to propose bylaw amendments.

The dynamics in the present situation are very different from those at work in *Quickturn*. The ability of *shareholders* to adopt a bylaw on a subject unrelated to hostile takeover bids does not implicate the concerns that exist when an *incumbent board* adopts a defensive measure to enhance the board's ability to fend off a take-over bid that may be in the interest of shareholders, if not incumbent board members. Indeed, as *Quickturn* pointed out, the potential for conflict of interests in the takeover context requires a heightened level of judicial scrutiny as to the board's actions in adopting defensive measures. *Id.* at 1290. Moreover, as was discussed in

---

[2] *E.g., Grimes v. Donald*, C.A. No. 13358 (Del. Ch. 11 January 1995), *aff'd*, 673 A.2d 1207 (Del. 1996); *Aronson v. Lewis*, 473 A.2d 805 (Del. 1984); *Maldonado v. Flynn*, 413 A.2d 1251 (Del. Ch. 1980), *decided on appeal sub nom. Zapata Corp. v. Maldonado*, 430 A.3d 779 (Del. 1981); *Spiegel v. Buntrock*, 571 A.2d 767 (Del. 1990).

the Fund's initial letter, the DGCL explicitly empowers shareholders to adopt bylaws and permits that right to be exercised concurrently by the board. An incumbent board's response to a takeover bid raises a unique set of circumstances not present here.

Second, Massey's attempt to exalt section 141(a) over section 109 overreaches because it effectively reads the latter statute out of existence. Under Massey's argument, virtually any attempt by shareholders to exercise their power to adopt bylaws would implicate the board's ability to "manage" the "business and affairs" of the company. Suppose that a shareholder proffered a bylaw requiring Massey to rotate its annual meeting among sites where Massey has a large facility or other operation. Under Massey's argument, this proposal would interfere with the board's ability to manage Massey's affairs because it would remove the board's discretion to decide where to meet.

Therein lies the logical flaw of Massey's argument. Massey offers no limiting principle to suggest when and how shareholders may exercise a fundamental right that is given to them by statute and which the board may exercise on a concurrent basis. Massey's argument here echoes the argument rejected in *Transamerica* more than 50 years ago, when the Third Circuit disagreed with the notion that the board of directors was entitled to "prevent any proposal to amend the by-laws, which it may deem unsuitable, from reaching a vote at an annual meeting of stockholders." 165 F.2d at 516.

Third, Massey's argument reads out of existence a key limitation in the text of DGCL § 141(a). Under that provision the board has the power to manage the affairs of the corporation "*except as may be otherwise provided in this chapter* or in its certificate of incorporation" (emphasis added). Thus, the board's discretion to manage corporate affairs is subject to the other limitations of the DGCL, including section 109, which is contained in the same "chapter" of Title 8 of the Delaware Code as is section 141. Given this reservation of shareholder rights in the "except as" clause, Massey cannot plausibly argue that section 141(a) mows down everything in its path.

Massey's argument for exalting section 141(a) runs afoul of case law cited by one of the commentators upon which Massey relies. Specifically, Delaware courts try to interpret charter provisions and bylaws that are said to conflict with each other *in pari materia* if possible. "A by-law that places 'reasonable' restrictions on a statutory or common law right, or on a right granted by the certificate of incorporation [here, the allegedly unfettered power of the board to manage the company] may be upheld. By-laws that reasonably regulate broader rights may be valid, especially if courts follow the general rule of construction and attempt to harmonize the by-law regulation and the broader right." 1 BALLOTTI & FINKELSTEIN, *supra*, § 1.10 at I-14 (2003 Supp.). *See Burr v. Burr Corp.*, 291 A.2d 409, 410 (Del. Ch. 1972) (bylaw allowing shareholders to increase the number of directors and to elect them at a time other than the annual meeting does not conflict with a charter or statutory requirement that directors must be chosen at the annual meeting).

Here, no provision in the Massey Charter affects shareholder rights in this area. The only provision in Massey's corporate documents that purports to limit the shareholders' right to adopt by laws is section 3.01 of the Massey bylaws, which generally embodies the concept set out in section 141(a), namely, that the board has the power to run the affairs of the Company. Such a bylaw cannot trump the right of Massey shareholders to adopt another bylaw, however.

For these reasons, the general grant of power to the board in section 141(a) cannot trump the equally firm right of shareholders to propose bylaws.

3. Section 122. Massey's next argument is that the proposal would unlawfully encroach on the board's power concerning the issuance, sale or similar disposition of Massey's stock. This is said to violate DGCL §§ 122(5) and (15), which are said to give the board exclusive authority to decide compensation matters for senior executives. Massey Letter, Att. B at 7. Here again, a textual analysis of the cited provisions demonstrates that no such bar exists.

Section 122(5) and (15) state that:

> Every corporation created under this chapter shall have power to:
>
> . . .
>
> (5) Appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation;
>
> . . .
>
> (15) Pay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit incentive and compensation plans, trusts and provisions for any or all of its directors, officers and employees, and for any or all of the directors, officers and employees of its subsidiaries; . . .

Note the language of the statute. The legislature did not say "*The board of directors of* every corporation created under this chapter [the DGCL] shall have the power to . . ." Instead, it empowered every "corporation" created under the DGCL to pay executive officers both compensation (§ 122(5)) and pensions (§ 122(15)).

Moreover, section 122 does not allocate roles and responsibilities between directors or shareholders. It is simply an enumeration (as the section heading states) of the "specific powers" a corporation may exercise. For example, section 122(6) embraces the power to "[a]dopt, amend and repeal bylaws," a power that the DGCL lodges in the shareholders, but allows to be executed concurrently by the directors. Here again, the cases in Massey's letter that construe these provisions involve derivative litigation where a court is being asked to review whether specific compensation decisions strayed beyond the protections of the business judgment rule. Massey Letter, Att. B at 7.[3] None of the cases deals with the validity of a shareholder-proposed bylaw.

4. Sections 152, 153 and 157. Massey's next citation is to three DGCL provisions relating to the pricing of stock and stock options, which are said to prove the invalidity of the proposed bylaw because it "would restrict the board's ability to offer stock and/or options on such terms and conditions as the board may determine as a component of executive compensation." Massey Letter, Att. B at 7-8. The argument is studded with the usual snippets of language from rulings in derivative suits about the board's broad powers under the business judgment rule, but once again, no case law or other authority invalidates a shareholder-proposed bylaw of the sort offered here.[4]

The key problem with Massey's argument is that it reads the cited statutes too broadly. The cited statutes unquestionably empower the board to issue shares and options and to price those shares and options at appropriate levels. As we demonstrate below, however, nothing in the statutory text or the case law forbids a limitation of the sort proposed here.

A useful starting point is the statutory text, which Massey quotes only in part, yet the text undermines the Company's argument.

152. Issuance of stock; lawful consideration; fully paid stock.

> The consideration, as determined pursuant to subsections (a) and (b) of § 153 of this title, for subscriptions to, or the purchase of, the capital stock to be issued by a corporation shall be paid in such form

---

[3] *E.g., Wilderman v. Wilderman,* 315 A.2d 610, 614 (Del. Ch. 1974); *Haber v. Bell,* 465 A.2d 353, 359 (Del. Ch. 1983).

[4] *Staar Surgical Co. v. Waggoner*, 588 A.2d 1130, 1136 (Del. 1991); *Cook v. Pumpelly,* C.A. Nos. 7917 & 7930 (Del. Ch. 24 May 1985); *Field v. Carlisle Corp.*, 68 A.2d 817 (Del. 1949); *Shamrock Holdings, Inc. v. Polaroid Corp.*, 539 A.2d 257 (Del. Ch. 1989); *Grimes v. Alteon Inc.*, 804 A.2d 256 (Del. 2002).

and in such manner as the board of directors shall determine. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration shall be conclusive. The capital stock so issued shall be deemed to be fully paid and nonassessable stock, if: (1) The entire amount of such consideration has been received by the corporation in the form of cash, services rendered, personal property, real property, leases of real property or a combination thereof; or (2) not less than the amount of the consideration determined to be capital pursuant to § 154 of this title has been received by the corporation in such form and the corporation has received a binding obligation of the subscriber or purchaser to pay the balance of the subscription or purchase price; provided, however, nothing contained herein shall prevent the board of directors from issuing partly paid shares under § 156 of this title.

153. Consideration for stock.

(a) Shares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides.

(b) Shares of stock without par value may be issued for such consideration as is determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides.

(c) Treasury shares may be disposed of by the corporation for such consideration as may be determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides.

(d) If the certificate of incorporation reserves to the stockholders the right to determine the consideration for the issue of any shares, the stockholders shall, unless the certificate requires a greater vote, do so by a vote of a majority of the outstanding stock entitled to vote thereon.

157. Rights and options respecting stock.

Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.

The terms upon which, including the time or times which may be

> limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.
>
> In case the shares of stock of the corporation to be issued upon the exercise of such rights or options shall be shares having a par value, the price or prices to be received therefor shall not be less than the par value thereof. In case the shares of stock so to be issued shall be shares of stock without par value, the consideration therefor shall be determined in the manner provided in § 153 of this title.

These statutes deal with issues that are light years away from the issue presented here. Sections 152 and 153 seek to assure that the company receives adequate consideration for any stock that the company may issue, with section 153 giving the board the discretion to price stock with no par value. Section 157 empowers "the corporation" (not "the board of directors") to "create and issue" stock options, leaving the specific terms, price and duration to be set by the board.

One of the commentators cited by Massey points out that sections 152 and 153 focus narrowly on the "quality of consideration" to be given in payment of shares issued by the corporation. 1 BALLOTTI & FINKELSTEIN, THE DELAWARE LAW OF CORPORATIONS AND BUSINESS ORGANIZATIONS §§ 152.1 at IV-44, and 153.1 at V-58 (2003). Historically, these statutes sought to implement a provision in the Delaware Constitution (Art. 9, § 3) that required consideration to be "actually acquired" by the corporation. *Id.*, § 152.1 at V-44. The statute was thus designed to prevent the issuance of stock without consideration or upon insufficient consideration. See *Sohland v. Baker*, 141 A. 277, 286 (Del. 1927). Not surprisingly, such provisions spawned litigation over the adequacy of consideration in specific instances. Nonetheless, statutes addressing the "quality" of consideration received for shares have nothing to do with the right of shareholders to adopt a bylaw that does not address the quality or adequacy of consideration.

Similarly, section 157 does not contain a limitation on the shareholders' bylaw powers. The statute empowers "the corporation" to "create and issue" rights or options to purchase, with the existence of such rights or options to be evidenced in an instrument approved by the board. "The terms" of any rights or options, including the "time" within which they may be exercised and the "price" shall be stated in the charter or a board resolution "providing for the creation and issue of such rights or options." As with shares covered by sections 152 and 153, the board's judgment regarding adequacy of "consideration" is given deference.

Nothing in the proposed bylaw is at odds with this statute. To the extent that section 157 requires that the existence and "terms" of stock options appear in an "instrument" or "resolution" of the board, the statutory text does not preclude a bylaw addressing the subject. To the extent that section 157 gives the board leeway to determine the adequacy of "consideration" for stock options, section 157 does little more than follow the approach of section 153. In fact, most of the (derivative) litigation involving section 157 has focused on the adequacy of consideration in specific instances. 1 BALLOTTI & FINKELSTEIN, *supra*, § 157.3, at V-78.

Differently put, the proposed bylaw does not prohibit a board from creating a new class of stock options, from determining the deadline for exercising such options, or from determining the price that a recipient of such options would have to pay. The bylaw instead provides that if the *total* value of an *individual* severance agreement for senior executives should exceed a certain threshold, that package is subject to a shareholder vote.

The foregoing discussion demonstrates that the Fund's proposal does not run afoul of any Delaware statute or court decision cited by Massey. We note in conclusion that there is an additional feature of Delaware law not discussed in Massey's submission that undercuts the Company's contentions. Specifically, a line of Delaware case law argues powerfully against Massey's position that directors may disenfranchise shareholders by depriving them of their right to propose and vote on a bylaw change. As the Delaware Supreme Court summarized the law:

> There exists in Delaware "a general policy against disenfranchisement," *Blasius Indus. v. Atlas Corp.*, Del. Ch. 564 A.2d 651, 669 (1988). This policy is based upon the belief that "[t]he shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests." *Id.* at 659; *see Concord Financial v. Tri-State Motor Transit Co.*, Del. Ch., 567 A.2d 1, 5 (1989).

Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 927 (1990).

In sum, the DGCL establishes that the Fund have a right to offer the proposed bylaw, and there is no limitation on that right in the statutes or case law of Delaware. Adoption of this shareholder bylaw would thus be inconsistent with Delaware law. As we now discuss, nothing in the no-action letters cited by Massey points towards a different result.

B. No-action letters.

We begin with a point that Massey's Delaware opinion acknowledges (at 2), namely, that there is no Delaware court opinion that squarely supports Massey's view of the law. For a company that bears the burden of proof under the (i)(2) exclusion, this is fatal, as the exclusion requires proof that the resolution "*would*, if implemented," result in a violation of state law. The Division has stated that reliance on the (i)(2) exclusion is not warranted in that situation, and the Division "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (28 February 1992). Similarly, in *PLM International, Inc.* (28 April 1997), the company opposed the Coyne bylaw proposal to require PLM to terminate anti-takeover maneuvers authorized by its poison pill agreement within 90 days of a cash tender offer at a price at least 25 percent above the recent average closing price. The proposal added that the board could not use this defense to oppose the bid unless a majority of the votes at a shareholder meeting were cast in favor of that approach. PLM argued that this amendment could be excluded under former Rule 14a-8(c)(1), the theory being that Delaware law broadly empowered the board to respond to takeover bids and that this effort by the shareholders to guide the board's response to a takeover bid would violate DGCL § 141. The Division did not concur with PLM's arguments, "not[ing] in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point in Delaware law. Accordingly, the Division is unable to conclude that former Rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials." These are only some of the cases in which the Division has rejected arguments of the sort that Massey raises here. See *Technical Communications, Inc.* (10 June 1998); *PG&E Corp.* (26 January 1998); *International Business Machines Corp.* (4 March 1992); *Sears Roebuck & Co.* (16 March 1992).

Faced with an inability to establish that the Fund's bylaw "would," if implemented, violate Delaware law, Massey argues that (a) the world was changed by the *Quickturn* decision discussed above, (b) after *Quickturn*, the Division has rejected every "poison pill" bylaw to come down the pike, and (c) although *Quickturn* concededly applies only to poison pills, the principles articulated by the Delaware Supreme Court in that decision would likely be extended to bar a "golden parachutes" bylaw of the sort proposed here. There are several problems with this argument.

First, as we discussed above, *Quickturn* does not stand for the proposition that the board of directors is as omnipotent as Massey argues. *Quickturn* dealt with a takeover situation and did not involve a shareholder-proposed bylaw or questions of executive severance. *Quickturn* involved the special circumstances present in takeover contexts; an incumbent board may have a conflict of interest in that setting, and thus Delaware courts review anti-takeover defenses such as "poison pills" by using a heightened level of scrutiny. Moreover, statements in *Quickturn* about board power that Massey features all occurred in an analysis of the balance of power between an incumbent board and a future board, not the balance of power between a board *vis-à-vis* shareholders. One can find in *Quickturn* no statement that the board's authority under DGCL § 141 eradicates the shareholders' power to propose bylaws under DGCL § 109. There is thus no reason to believe that Delaware courts would extend the principles in *Quickturn* to the situation here because the comparison rests on a series of false premises.

Second, it is at best a stretch for Massey to argue that the Division has expressly blessed the Company's view of the law with respect to poison pills in the wake of *Quickturn* . The no-action letters upon which Massey relies – *Atlas Air Worldwide Holdings, Inc.* (5 April 2002); *Toys 'R' Us, Inc.* (2 April 2002); *Mattel, Inc.* (25 March 2002); *General Dynamics Corp.* (5 March 2001) – simply do not support that proposition.

– Each of these letters dealt with the unique context of anti-takeover "poison pills," not golden parachutes.

– All four letters involved a poison pill bylaw that a Delaware company opposed with an opinion of counsel that was never answered by counsel for the proponent. *Cf. Novell, Inc.* (14 February 2000) (accepting uncontested (c)(1) argument presented by the company's counsel to a proposed poison pill bylaw). Uncontested arguments hardly set firm precedent. At best, the cited no-action letters stand for the proposition that a company may carry its burden under Rule 14a-8(g) if it presents legal argument that the proponent does not answer. In none of the cited letters did it appear that Division conducted its own independent analysis of state law. Here, by contrast, as well as in the previously cited no-action letters such as *Exxon* and *PLM International,* the proponent is submitting legal arguments demonstrating that the proposed bylaw is amply warranted under state law.

Accordingly, the Fund's bylaw is perfectly valid under Delaware law. At a minimum, however, Massey has failed to sustain its burden that a bylaw proposal is not a "proper subject" for shareholder action under Rule 14a-8(i)(2).

The "Materially False and Misleading" Exclusion

Massey's next objection is that the proposal may be excluded under Rule 14a-8(i)(3) because it would violate the Commission's proxy rules, specifically Rule 14a-9, which prohibits "materially false or misleading" statements in proxy materials. The concern is that certain statements are vague and indefinite, so much so that neither Massey nor its shareholders can understand what they are voting on or what the

Company would have to do to implement the proposal.

To warrant omission on the basis that certain language is so vague as to be "materially misleading," it must be shown that shareholders would not be able to determine with any reasonable certainty what actions or measures would be taken if the proposal were adopted, and further, that management and the board would not have a clear idea of what to do in order to effectuate the proposal. *E.g., Philadelphia Electric Co.* (30 July 1992). That is plainly not the situation here.

Before addressing Massey's specific objections, we note that the Fund's proposal is virtually identical to the precatory proposal that Massey printed in its 2003 proxy materials *with no objection whatsoever, either in a no-action letter to the Division or an opposition statement urging a "no" vote.* In fact, as we noted earlier (at 3), Massey's response to the Fund's 2003 precatory proposal conceded that "the question of whether the Company should enter such an agreement [on golden parachutes] is an appropriate one for consideration by the Company's shareholders." With respect to the Fund's specific proposal, Massey added: *"Given the structure of this proposal*, and the Board's intention to seek shareholder approval in situations where doing so would not prevent it from taking action it deems to be in the best interest of the Company, *the Board does not oppose* the proposal" (emphasis added).

Thus, Massey understood then and understands now just what the Fund's proposal would require – as presumably did the shareholders who voted to adopt last year's recommendation by a 72-28 margin. Moreover, the just quoted responsive statement suggested to Massey shareholders that there may be times when Massey's board might follow the Fund's recommendation and let shareholders vote on golden parachutes that exceed the specified thresholds. It is thus disingenuous for Massey now to claim that it has no clue about what the Fund's resolution means or how it should be implemented. Nor does Massey explain why it allowed its 2003 proxy materials to contain statements that it now believes are a violation of the federal securities laws. At a minimum, Massey's concession as to the propriety of the same resolution language in 2003 makes it impossible for the Company to sustain its burden under Rule 14a-8(g) of proving that the Fund's bylaw is materially false and misleading.

– These points largely answer the Company's first two points, which amount to a scattershot "You didn't define your terms" objection, *e.g.*, the Fund failed to define phrases such as "senior executive officers" or "base salary" or "bonus" or "fringe benefits," which are said to be so vague that neither shareholders nor the Company can figure out what they mean. This argument cannot be credited, entirely apart from the fact that Massey understood the meaning of these phrases last year.

The short answer is that the Fund's proposal uses such words and phrases in the same context that Massey does when its proxy statement discusses executive compensation and the elements of the pay package/severance agreement now in place for Massey's Chairman/CEO (*see* Massey 2003 Proxy Statement at 10-12). We do not believe that anyone is really in the dark about what the Fund's language means, and we note that the Fund's supporting statement, both this year and last, provided guidance by noting that future severance agreements of the sort now in effect with Massey's Chairman/CEO would be affected by the resolution.

Massey also quibbles that the phrase "benefits" is vague, asking whether it includes "in-kind benefits" and if so, whether one is to use the basis of the cost to the Company or value to the recipient. The Division rejected this argument last year in *Abbott Laboratories* (18 February 2003), which concluded that the word "benefits" was not impermissibly vague in a proposal recommending that no "bonuses, pay raises, stock options, restricted stock or any other additional benefits, other than salary" be paid in certain situations). Moreover, the text of the resolution, which focuses on the "total value" of the golden parachute, indicates that in-kind benefits are not excluded. The text of the resolution defines benefits to "include" certain items, and the word "include" is not meant to limit the covered universe to the specifically enumerated items. Also, the Fund's proposal suggests that a shareholder vote is required if the "total value" of the package exceeds the 2.99 threshold. In specifying that Massey should use the "total value" of the package, with benefits measured by their "estimated present value," it is difficult to see how the resolution could be construed to mean something other than objective market value.

As for the purported dichotomy between the value to the company and the value to the recipient, Massey offers no concrete examples of how this might make a difference in terms of whether the proposal would or would not be triggered. Nor does Massey state how the board of directors presently decides that specific benefits should be granted to departing executives and whether the board would act differently if the value were calculated according to one methodology rather than another. This objection is not weighty enough to warrant exclusion of the proposal on (i)(3) grounds.

As for the objection about which year's salary and bonus to use, the fourth paragraph of the statement indicates that a shareholder vote is proper whenever "a company contemplates paying out at least three times the amount of an executive's *last salary and bonus*" (emphasis added).

– Massey's third complaint is that the proposal "requires, at the time a 'severance agreement' is executed, a determination as to the 'estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid by the executive." Massey argues that calculations of the present value of options and other forms of compensation may not be possible without making certain assumptions that Massey terms "arbitrary." Further, the proposal purportedly "provides no guidance as to how these determinations are to be made."

Initially, we note that this objection misstates the proposal slightly. The proposal requires shareholder ratification if the "total value" of the package exceeds "2.99 times the sum of an executive's base pay plus bonus." The proposal thus does not require, as Massey seems to argue, that the company must calculate the present value of the total package with micrometer precision. Nor does it even require the disclosure of the package's value. All it requires is shareholder approval if the company can reasonably conclude that the valuation exceeds the 2.99-times-base-plus-bonus threshold.

Contrary to Massey's protestations, there are unquestionably methods available by which the Company or its compensation consultants can make reasonable assumptions to determine if shareholder ratification is warranted. It is true that when the value of a severance package is not obviously greater or less than the 2.99 base-plus-bonus threshold, Massey would have to attempt a calculation of the present value of non-cash items and that there may be different ways of valuing them, *e.g.*, Black-Scholes methodology. This fact does not make the proposal materially misleading.

That Massey may have make reasonable assumptions about the present value of future liabilities is hardly unprecedented. For example, if a company decides to pay a departing executive's health insurance premiums for the rest of his life, one may not know exactly how long he or she is going to live; one can, nevertheless, make actuarial assumptions about the anticipated cost of such coverage for a man aged X years who is actuarially likely to live Y additional years. One can factor in inflation or other variables and, in the process, obtain a reasonable idea of the present value of this benefit.

Making possible cost projections on the basis of variables is something that Massey and other companies presently do in other contexts, such as under Financial Accounting Standards Board rules that require the company to use reasonable assumptions (about interest rates, investment returns, average wage increases and retiree life spans) to project the net present value of its future employee pension and retiree health benefit liabilities and to report those figures to shareholders. Estimating whether a compensation package exceeds 2.99 time a fixed number is straightforward by comparison. Calculating the value of executive pay under the Fund's proposal is no less "arbitrary" (in Massey's word) than calculations of the sort that Massey and other companies make every day.

We note that the Division rejected a similar vagueness argument last year when a company opposed a proposal seeking that executive stock options contain "indexing features" to provide some measure of down-side risk beyond that existing with standard options. The company argued that "indexing features" was too vague, noting that different indices can produce different results. It noted, for example, that if the exercise price were based on the S&P service index covering its industry, the exercise price would *decrease* by 44 percent, but if the index used were the Salomon Broad Investment Grade Index, the exercise price would *increase* by 38 percent. *SBC Communications, Inc.* (7 February 2003). Notwithstanding these vagaries, the Division denied no-action relief on vagueness grounds, and the Division should do so here. The fact that there may be different ways to calculate the present value of non-cash compensation does not mean that it would be impossible to implement the resolution.

– Massey's fourth point is that it is "entirely unclear how to determine the present value of post-termination payments in an unspecified amount to be paid at an unspecified future time." The objection does not seem to add very much to the last objection. Massey cites no reason to expect that in the future its board would begin entering into employment contracts that incorporate an "unspecified amount" of severance compensation to be paid "at an unspecified future time." Massey's current agreement with its Chairman/CEO is reasonably definite about the formula by which severance compensation is to be calculated. If the board wants to enter into a severance agreement providing certain post-termination payments, the board presumably believes that those benefits and the required payout levels are reasonable – and within the boundaries set by the business judgment rule – even if one cannot calculate to the penny the value of those benefits over five, ten or even 20 years.

Finally, there is an irony in Massey's line of argument that should not go unmentioned. The Company's argument comes very close to saying, "Our board is willing to approve severance agreements for senior executives without knowing how much they will cost the company." This is a curious suggestion coming from a Delaware corporation, particularly in light of *In re The Walt Disney Company Derivative Litigation*, C.A. No. 15452 (Del. Chancery Ct. 28 May 2003), in which the Chancellor refused to dismiss a claim that Disney's directors failed to exercise any business judgment when they approved a generous severance package to Michael Ovitz for little more than a year's work.

We note too that in December 2003, a blue ribbon commission on executive compensation, operating under the aegis of the National Association of Corporate Directors, offered a seemingly non-controversial opinion that corporate boards should know the dollar value of executive pay packages. It seems doubtful that a group such as the NACD would offer such a view if the calculation of executive pay packages were truly as impossible a task as Massey suggests.

Conclusion

Because Massey has failed to meet its burden of demonstrating that Fund' resolution may be omitted under Rule 14a-8, the Fund respectfully asks you to advise Massey that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. We would be grateful if the Division could fax a copy of its Response to the undersigned at the fax number shown above when a decision has been reached.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Allen C. Goolsby, Esq.

ATTACHMENT A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

29 December 2003

Office of the Corporate Secretary
Massey Energy Company
4 North Fourth Street
Richmond, VA 23219

Thomas J. Dostart, Esq.
Vice President, General Counsel and Secretary
Massey Energy Company
315 70th Street
Charleston, West Virginia 25304

By UPS and facsimile: (304) 926-3236

Re: Shareholder proposal for 2004 annual meeting

Dear Mr. Dostart:

On behalf of the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that Massey Energy Co. plans to circulate to shareholders in anticipation of the 2004 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it proposes adoption of a bylaw to implement the resolution on "golden parachutes" approved by the shareholders at last year's annual meeting.

The Fund is an S&P SmallCap 600 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $100 million. Created by the Amalgamated Bank in 1997, the Fund has beneficially owned more than $2000 worth of Massey common stock for more than a year and presently holds 30,067 shares. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2004 annual meeting, which a representative is prepared to attend.

Very truly yours,

Cornish F. Hitchcock

RESOLVED: That the shareholders of Massey Energy Company ("Massey Energy" or the "Company") hereby amend the Company's Bylaws to add the following Section 4.05 to Article IV:

"Section 4.05 Shareholder Approval of Certain Executive Severance Agreements. The Board of Directors shall seek shareholder approval of severance agreements with senior executive officers that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. 'Severance agreements' include employment agreements containing severance provisions; retirement agreements; and agreements renewing, modifying or extending existing such agreements. 'Benefits' include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive. If the Board finds that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to severance agreements adopted after that date."

SUPPORTING STATEMENT

At last year's annual meeting 59% of the yes-and-no votes were cast in favor of a resolution recommending a shareholder vote on future "golden parachute" severance agreements with senior executives that have a total value exceeding 2.99 times the sum of the executive's base salary and bonus.

In response Massey Energy's board stated that it will examine on a case-by-case basis each proposed employee contract that contains severance provisions exceeding the 2.99 threshold. Further, the board will seek shareholder approval only when that can be accomplished in a manner that does not prevent the board from acting "in the best interest of the Company."

In our view, this response is inadequate because of this "best interest of the Company" loophole, which the board has not defined, which did not appear in last year's proposal and which could prevent shareholders from ever voting on such agreements. Last year's proposal gave the board the flexibility to schedule a vote after the material terms of an agreement are agreed upon. We see no need for denying shareholders a vote if the specified threshold is exceeded.

Severance agreements may be appropriate in some circumstances. Nonetheless, we believe that the potential cost of such agreements entitles shareholders to a vote whenever a company contemplates paying out at least three times the amount of an executive's last salary and bonus.

We note that the Company has entered into an employment agreement with Chairman and CEO Don E. Blankenship of the sort that could, in certain situations, require a shareholder vote in the future, should this bylaw be approved.

Requiring shareholder approval may induce restraint when parties negotiate such agreements. Institutional investors such as the California Public Employees' Retirement System recommend shareholder approval of such agreements. The Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

We urge you to vote FOR this proposal.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 20, 2004

Massey Energy Compay
4 North Fourth Street
Richmond, Virginia 23219

Attention: Thomas J. Dostart, Esquire

Re: Stockholder Proposal of Amalgamated Bank LongView SmallCap 600 Index Fund

Ladies and Gentlemen:

We have acted as special Delaware counsel to Massey Energy Company, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Cornish F. Hitchcock on behalf of the Amalgamated Bank LongView SmallCap 600 Index Fund (the "Proponent") which the Proponent intends to present at the Company's 2004 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on March 18, 1987, as amended by the Certificate of Ownership and Merger filed with the Secretary of State on September 10, 1987, the Certificate of Ownership and Merger filed with the Secretary of State on October 13, 1999, and the Certificate of Ownership and Merger filed with the Secretary of State on November 30, 2000 (collectively, as so amended, the "Certificate of Incorporation");

(ii) the Restated Bylaws of the Company as amended on August 1, 2002 (the "Bylaws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinions, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> RESOLVED: That the shareholders of Massey Energy Company ("Massey Energy" or the "Company") hereby amend the Company's Bylaws to add the following Section 4.05 to Article IV:
>
> "Section 4.05 Shareholder Approval of Certain Executive Severance Agreements. The Board of Directors shall seek shareholder approval of severance agreements with senior executive officers that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. 'Severance agreements' include employment agreements containing severance provisions; retirement agreements; and agreements renewing, modifying or extending existing such agreements. 'Benefits' include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive. If the Board finds that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to severance agreements adopted after that date."

The new bylaw proposed for adoption under the Proposal (the "Severance Bylaw") would purport to prohibit the Board of Directors of the Company (the "Board of Directors" or "Board") from entering into certain types of severance agreements with the Company's executive officers absent stockholder approval.

DISCUSSION

You have asked our opinion as to whether the Severance Bylaw, if adopted by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, we believe that the Severance Bylaw, if adopted by the stockholders, would impose a limitation on the Board's authority in violation of Sections 141, 122, 152, 153, and 157 and would not be valid under the General Corporation Law.

There is no Delaware case which specifically addresses the validity or invalidity of the Severance Bylaw or of a similar bylaw. See, e.g., John C. Coates IV & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law. 1323, 1329 (2001) (hereinafter referred to as "Coates and Faris"). Accordingly, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in Section 109(b) of the General Corporation Law, ("Section 109(b)"), which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b)(emphasis added). We turn, therefore, to consideration of whether the Severance Bylaw is "inconsistent with law or with the certificate of incorporation."

INCONSISTENT WITH LAW

Section 141(a) of the General Corporation Law, ("Section 141(a)"), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a), it can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Company's Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law. Section 3.01 of the

Bylaws confirms this by providing that "[t]he property, business and affairs of the Corporation shall be managed by the Board."

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800; Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation

> and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the courts to permit a board to delegate its own authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Communications Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Likewise, Delaware law prohibits substantial limitations on the board's discretion in acting on behalf of the corporation. See Chapin v. Benwood Found., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). As articulated by former Chancellor Allen in Grimes v. Donald, such a bylaw, absent a provision in a corporation's charter, runs contrary to Delaware law:

> Absent specific restriction in the certificate of incorporation, the board of directors certainly has very broad discretion in fashioning a managerial structure appropriate, in its judgment, to moving the corporation towards the achievement of corporate goals and purposes.... The board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of th[e] corporation.

Grimes v. Donald, C.A. No. 13358, slip op. at 1, 17 (Del. Ch. Jan. 11, 1995, revised Jan. 19, 1995), aff'd, 673 A.2d 1207 (Del. 1996).

In 1998, the Delaware Supreme Court invalidated a rights plan that prohibited a newly elected board of directors from redeeming the rights issued under the rights plan for a period of six months (the "Delayed Redemption Provision"). Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d at 1291 (Del. 1998). The Court found that such a provision, although narrowly drafted, was invalid under Delaware law because it impermissibly would deprive a future board of its authority under Section 141(a) to discharge its "fundamental management duties to the corporation and its stockholders ...." In so holding, the Court stated:

> While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). The Court further explained that the Delayed Redemption Provision "tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy." Id. Therefore, "it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board." Id. (footnotes omitted).

Following the decision in Quickturn, we note that the Securities and Exchange Commission (the "SEC") has consistently accepted the view that implementation of a stockholder proposal to amend a corporation's bylaws to, among other things, prohibit the adoption of a rights plan without prior stockholder approval would contravene Delaware law. See, e.g. Toys "R" Us, Inc., SEC No-Action Letter, 2002 WL 1058521 (April 9, 2002) (proposal to amend bylaws to prohibit adoption of any stockholder rights plan without prior stockholder approval and to require redemption of any existing rights plan may be omitted from the proxy statement); Atlas Air Worldwide Holdings, Inc., SEC No-Action Letter, 2002 WL 1058533 (April 5, 2002) (same); In re General Dynamics Corporation, SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001) (same). In each case, the corporation submitted an opinion of counsel that concluded that such a proposal would be improper under Delaware law.[1] The SEC apparently accepted these views. Toys "R" Us, 2002 WL 1058521, at *24; Atlas Air Worldwide Holdings, 2002 WL 246749, at *29; General Dynamics, 2001 WL 296749, at *2-4.

The rationale utilized in Quickturn with respect to the Delayed Redemption Provision applies equally to the Severance Bylaw. Indeed, whereas the Quickturn provision imposed only a temporary restriction on the board's ability to redeem a rights plan, the Severance Bylaw forever would prevent the Board from exercising its discretion with respect to certain executive compensation matters. Because the Severance Bylaw indisputably would limit the Board of Directors' authority with respect to certain executive compensation matters, the Severance Bylaw impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company. Quickturn, 721 A.2d at 1291-92.

[1] Richards, Layton & Finger, P.A. submitted legal opinions in support of the requests by Toys "R" Us, Atlas Air Worldwide Holdings, Inc. and General Dynamics Corp. for no-action relief.

Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)). This authority includes the power to elect and compensate officers appropriately. See In re Walt Disney Co. Derivative Litig., 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation); Lewis v. Hirsch, C.A. No. 12532, slip op. at 11 (Del. Ch. June 1, 1994) (executive compensation is "ordinarily left to the business judgment of a company's board of directors"); Pogostin v. Rice, C.A. No. 6235, slip op. at 10 (Del. Ch. Aug. 12, 1983), aff'd, 480 A.2d 619 (Del. 1984) (compensation levels are within the discretion of the board of directors). The power to compensate corporate officers is a part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. See Kaufman v. Beal, C.A. Nos. 6485 & 6526, slip op. at 15 (Del. Ch. Feb. 25, 1983). In addition, "directors have the sole authority to determine compensation levels" within their discretion. Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983). Cases addressing claims concerning excessive compensation indicate that Delaware courts are hesitant to inquire into the reasonableness of compensation which is fixed by a disinterested board. See Grimes v. Donald, 673 A.2d 1207, 1215 (Del. 1996); Kaufman v. Beal, slip op. at 17. In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors regarding the expenditure of corporate funds. Executive hiring, retention, and compensation are issues of core managerial authority entrusted to the board of directors to exercise in its discretion. We believe that the Delaware case law regarding executive compensation and directors' fiduciary duties is inconsistent with the concept of a stockholder initiated bylaw controlling the adoption, maintenance or terms of an executive's severance agreement.

Section 122(5) of the General Corporation Law ("Section 122(5)") provides that "[e]very corporation created under this chapter shall have power to appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. §122(5). Moreover, Section 122(15) authorizes a corporation to "[p]ay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers, and employees, and for any or all of the directors, officers and employees of its subsidiaries." 8 Del. C. §122(15). Because the Severance Bylaw purports to restrict the Board's ability to compensate senior executives, including by offering them stock or options as a component of executive compensation, the Severance Bylaw would encroach upon the Board's powers under Sections 122(5) and 122(15).

The Severance Bylaw, if adopted, would also impinge on the Board's powers concerning the issuance, sale or similar disposition of the Company's stock and/or options under Sections 152, 153, and 157 of the General Corporation Law because it would restrict the Board's ability to offer stock and/or options on such terms and conditions as the Board may determine as a component of executive compensation. The "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." Staar Surgical Co. v. Waggoner, 588 A.2d 1130, 1136 (Del. 1991). The function of issuance of shares lies with the board of directors and has been held to be "such a 'vitally important duty' that it cannot be delegated." Cook v. Pumpelly, C.A. Nos. 7917 & 7930, 1985 WL 11549, at *9, Berger, V.C. (Del. Ch. May 24, 1985) (citing Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. 1949)). See Shamrock Holdings, Inc. v. Polaroid Corp., 559 A.2d 257 (Del. Ch. 1989) (directors are responsible for managing business and affairs of Delaware corporation and, in exercising that responsibility in connection with adoption of employee stock ownership plan, are charged with unyielding fiduciary duty to corporation and its shareholders).

Sections 152, 153, and 157 of the General Corporation Law relating to the issuance of corporate stock and options, together with Section 141(a), underscore the board's broad powers and duties in this regard. Section 157 permits only the board, not the stockholders, to approve the instruments evidencing rights and options. 8 Del. C. § 157. The various subsections confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Section 157(b) provides that the terms of the stock options shall either be as stated in the certificate of incorporation or in a resolution of the board, not the stockholders. Id. See 8 Del. C. §157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. §157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law.

In addition, Section 152 (along with Sections 141 and 153) requires that any issuance of stock by a corporation be duly authorized by its board of directors. Among other things, Section 152 states that "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine.... [T]he judgment of the directors as to the value of such consideration shall be conclusive." 8 Del. C. §152. Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." 8 Del. C. § 153(a). The Certificate of Incorporation does not confer any powers on the shareholders with respect to the issuance of stock or options which are implicated by the Severance Bylaw. Collectively, Sections 152, 153, 157 of the General Corporation Law "confirm the board's exclusive authority to issue stock and regulate a corporation's capital structure." Grimes v. Alteon Inc., 804 A.2d 256, 261 (Del. 2002). Thus, the Severance Bylaw, which effectively imposes limits on the board's ability to grant stock options or issue restricted stock, is an invalid restriction on the powers of the Board under Sections 152, 153, and 157 of the General Corporation Law.

The drafters of the General Corporation Law did provide for specific mechanisms pursuant to which stockholders could limit the power of a board of directors to manage the business and affairs of a corporation. As discussed above, Section 141(a) provides that the board of directors shall manage the business and affairs of the corporation "except as otherwise provided in this chapter or in its certificate of incorporation." In addition, in forming a corporation under the close corporation statute, the stockholders thereof may either act by written agreement to restrict the discretion of the board of directors, 8 Del. C. § 350, or elect in the certificate of incorporation to permit the stockholders to manage the business and affairs of the corporation directly, 8 Del. C. § 351. However, this permitted restriction on the discretion of the directors is only applicable to close corporations. Chapin v. Benwood Found., Inc., 402 A.2d 1205 (Del. Ch. 1979), aff'd sub nom. Harrison v. Chapin, 415 A.2d 1068 (Del. 1980). See also 2 David A. Drexler et al., Delaware Corporation Law and Practice § 43.02, at 43-6 (2003) (Section 350 exempts agreements of stockholders in close corporations from the rule that stockholders may not restrict or interfere with powers of board).

As noted above, we believe that the analysis with respect to the permissibility of bylaws which, among other things, purport to prohibit a board of directors from adopting a stockholder rights plan absent stockholder approval ("Rights Plan Bylaws") is similar to that with respect to the Severance Bylaw. In this regard, we are aware that several commentators have expressed the view that the stockholder initiated bylaws such as the Rights Plan Bylaws should be valid under Delaware law pursuant to Section 109(b). See, e.g., Leonard Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, 5 Corporate Governance Advisor 8 (1997); Jonathan R. Macey, The Legality and Utility of the Shareholder Rights Bylaw, 26 Hofstra L. Rev. 835 (Summer 1998). Although no Delaware case has directly addressed the interplay of Sections 141(a) and 109(b), we are of the view that these commentators have misconstrued Section 109(b) and the "except as may be otherwise provided in this chapter" language of Section 141(a).

First, most commentators on the General Corporation Law agree that the "except as may be otherwise provided in this chapter" language of Section 141(a) refers only to specific provisions of the General Corporation Law, which expressly authorize a departure from the general rule of management by directors, and not to open ended provisions such as Section 109(b). See, e.g., 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 4.1, at 4-6 (3d ed. 2003)[2]; 1 Ernest L. Folk, III et al., Folk on the Delaware General Corporation Law § 141.1, at GCL-IV-11 - 12 (4th ed. Supp. 2003); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 11; Charles F. Richards, Jr. & Robert J. Stearn, Jr., Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607, 624 (1999) (hereinafter referred to as "Richards and Stearn").[3] Indeed, several

[2]Messrs. Balotti and Finkelstein are directors of Richards, Layton & Finger, P.A.

[3]Messrs. Richards and Stearn are directors of Richards, Layton & Finger, P.A.

commentators specifically concluded that a bylaw such as a Rights Plan Bylaw could not be accomplished under Section 109(b), notwithstanding that statute's arguably broad language. See Coates and Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, at 1335 ("[F]irst generation shareholder bylaws are likely to be struck down under Delaware law because they limit the board's authority to manage the business and affairs of the company. If the Delaware Supreme Court's decision in Quickturn does not lead one to this result, the text, history, and common law development of Delaware law does"). Second, most commentators believe that Section 109's purportedly broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors relates to bylaws that govern procedural or organizational matters, and not substantive decisions governing the corporation's business and affairs. See, e.g., 1 Balotti & Finkelstein, The Delaware Law of Corporations and Business Organizations § 1.10, at 1-12-1-13; Richards and Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, at 625-27; Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 14 n.20.

We are also aware that certain commentators have drawn a distinction between bylaws that are "prohibitory" (such as the Severance Bylaw, which purports to prohibit the Board from adopting severance agreements in the future without stockholder approval) rather than "mandatory" (such as a bylaw that would require a board of directors to, for example, terminate existing severance agreement, or otherwise take affirmative action to render a severance agreement inoperative), and have expressed the view that the former category may be valid under Delaware law. See, e.g., John C. Coffee, Jr., The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, 51 U. Miami L. Rev. 605, 614-616 (1997) ("[R]equiring shareholder ratification of a future poison pill seems well within Section 109's scope.... [I]t should be possible for institutional investors to conduct proxy solicitations seeking to (1) to [sic] require that the effectiveness of any future poison pill be conditioned on shareholder approval within a specified period after the board's action, and (2) preclude any amendment, repeal, or waiver of an existing pill without such a vote.... [T]he basic structure of Delaware law suggests that shareholders do have the right to restrict the board for the future (but not to require the repeal or modification of an existing pill)."); Meredith M. Brown & William D. Regner, Shareholder Rights Plans: Recent Toxopharmacological Developments, 11 Insights 2, 5 (1997) ("a Delaware court may be more likely to uphold a shareholder-adopted bylaw that precludes the adoption of future pills without shareholder approval, than a bylaw that requires redemption of an existing pill.").

Although we are not aware of any decision of a Delaware court that addresses this supposed distinction between "prohibitory" and "mandatory" bylaws, we do not believe that a Delaware court would be persuaded by it. See Quickturn, 721 A.2d at 1291 ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.") (emphasis added; footnote omitted); Carmody, 723 A.2d at 1192 (same); Hamermesh-Tulane Law Review, at 435-36 ("Professor Coffee also distinguishes by-laws that purport to require affirmative action by the directors from by-laws that impose negative constraints on director authority and suggests that the latter are generally permissible.... The affirmative/negative distinction, however, does not quite ring true.") (footnotes omitted). Even Professor Coffee recognized in the above-cited article that "prohibitory" by-laws are likely to face resistance in Delaware. See Coffee, The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, at 615-16 ("The poison pill is well understood in Delaware to permit unilateral board action without a shareholder vote, and any attempt to use bylaw amendments to change this fundamental allocation of power between shareholders and directors touches on a sensitive nerve in Delaware....").

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Severance Bylaw, if adopted by the stockholders, would not be valid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger

GPW/BAA;amdb

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Massey Energy Company
Incoming letter dated January 20, 2004

The proposal would amend the company's bylaws to require shareholder ratification of executive severance agreements in excess of 2.99 times the executive's base salary plus bonus.

We are unable to conclude that Massey Energy has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Massey Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Massey Energy may exclude the proposal under rule 14a-8(i)(3). Accordingly, do not believe that Massey Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor